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                               September 20, 2021

       Huihe Zheng
       Chairman of the Board, CEO, and President
       QDM International Inc.
       Room 715, 7F, The Place Tower C, No. 150 Zunyi Road
       Changning District
       Shanghai, China 200051

                                                        Re: QDM International
Inc.
                                                            Form 10-K for the
fiscal year ended March 31, 2021
                                                            Filed on July 12,
2021
                                                            File No. 000-27251

       Dear Mr. Zheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended March 31, 2021

       Part I, page 1

   1. At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being
based in or having the majority of the company   s operations in
                                                        Hong Kong. Your
disclosure should make clear whether these risks could result in a material change in your
operations and/or the value of your common stock or could
                                                        significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
                                                        Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security or anti-monopoly
concerns, has or may impact the company   s ability to conduct its
                                                        business, accept
foreign investments, or list on an U.S. or other foreign exchange. Your
                                                        Business section should
address, but not necessarily be limited to, the risks highlighted in
 Huihe Zheng
FirstName LastNameHuihe     Zheng
QDM International Inc.
Comapany 20,
September NameQDM
              2021     International Inc.
September
Page 2    20, 2021 Page 2
FirstName LastName
         Part I.
2. At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Item 1. Business, page 1

3. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.
Item 1A. Risk Factors, page 13

5. In your summary of risk factors, disclose the risks that your corporate structure and poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Huihe Zheng
QDM International Inc.
September 20, 2021
Page 3
6.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474
with any questions.



FirstName LastNameHuihe Zheng                                 Sincerely,
Comapany NameQDM International Inc.
                                                              Division of
Corporation Finance
September 20, 2021 Page 3                                     Office of Finance
FirstName LastName